Exhibit 99.1

August 19, 2004

CLAUDE RESOURCES INC.
ANNOUNCES FLOW-THROUGH PRIVATE PLACEMENT OFFERING

Claude Resources Inc. (Claude) is pleased to announce that it has retained Toll Cross Securities Inc. (the Agent) to act as its exclusive agent, on a best efforts basis, in connection with the issuance by Claude of up to 1,000,000 flow-through common shares at $1.50 per common share, to raise a maximum of $1,500,000.

The offering, which is subject to regulatory approval and satisfactory due diligence by the Agent, is expected to close on or about August 31, 2004.

Net proceeds from the offering will be used to finance a portion of Claude’s 2004 and 2005 exploration program.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold by the Agent in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Not for distribution to U.S. news wire services or dissemination in the United States.

For further information, please contact:

Neil McMillan
CEO & President
(306) 668-7505

Renmark Financial Communications Inc.
Edith English : eenglish@renmarkfinancial.com
Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Tel. : (514) 939-3989
www.renmarkfinancial.com